EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of our securities is intended as a summary only. This description is based on our certificate of incorporation, as amended (the “Certificate of Incorporation”), our bylaws (the “Bylaws”) and applicable provisions of the Delaware General Corporation Law (the “DGCL”). This summary is not complete and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, each of which is included as an exhibit to this Annual Report on Form 10-K. We encourage you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the DGCL for additional information.

As used herein, the terms the “Company,” “we,” “our” and “us” refer to Alpha Pro Tech, Ltd.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share.

Common Stock

Voting rights. Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends. Holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors out of legally available funds.

Liquidation. Upon any liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share pro rata in any distribution to the stockholders after the payment of all debts and other liabilities.

Rights and preferences. The Company has the right to, and may, from time to time, enter into borrowing arrangements or issue debt instruments, the provisions of which may contain restrictions on the payment of dividends or other distributions on our common stock. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds. All of our outstanding common stock is fully paid, nonassessable and duly authorized. None of our common stock is subject to call. There are no special rights or restrictions of any nature attaching to any of our common stock.

Indemnification of Officers and Directors

The Certificate of Incorporation contains provisions for the indemnification of our directors, officers, employees and certain other agents to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from indemnified individuals.

Provisions of the Certificate of Incorporation, the Bylaws and the DGCL That May Have Anti-Takeover Effects

The Certificate of Incorporation, the Bylaws and the DGCL contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Common Stock. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of any stock exchange on which our securities may be listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of our common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Meetings. The Certificate of Incorporation and the Bylaws of the Company further provide that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called meeting of stockholders or by written consent by the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. These provisions could have the effect of delaying until the next annual stockholders’ meeting any stockholder actions that are favored by the holders of a majority of the outstanding voting securities of the Company, especially since special meetings of the stockholders may be called only by our Board of Directors or any officer of the Company instructed by the Board of Directors to call a special meeting.

Delaware Business Combination Statute. We are subject to Section 203 of the DGCL.  Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Exchange Listing

Our common stock is traded on the NYSE American (formerly the NYSE MKT, the NYSE Amex and the American Stock Exchange) under the symbol “APT.”